CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(UNAUDITED)

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
August 9, 2016	August 9, 2016

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015
Revenues	5	$66,072	$54,190	$132,581	$108,759
Cost of sales (excludes depletion, depreciation and amortization)	6	36,252	33,314	73,514	65,650
Gross margin		29,820	20,876	59,067	43,109
Depletion, depreciation and amortization		19,879	17,435	39,757	34,672
Mine operating earnings		9,941	3,441	19,310	8,437

General and administrative expenses	7	4,471	4,229	8,346	8,568
Share-based payments		1,092	1,544	2,239	3,153
Foreign exchange gain		(1,068)	(662)	(2,812)	(2,174)
Operating earnings (loss)		5,446	(1,670)	11,537	(1,110)

Investment and other income (loss)	8	4,905	(1,345)	4,861	447
Finance costs	9	(1,133)	(1,434)	(5,828)	(3,054)
Earnings (loss) before income taxes		9,218	(4,449)	10,570	(3,717)

Income taxes
Current income tax expense	20	924	1,269	1,872	1,412
Deferred income tax expense (recovery)	20	2,189	(3,140)	10,026	(1,446)
		3,113	(1,871)	11,898	(34)
Net earnings (loss) for the period		$6,105	$(2,578)	$(1,328)	$(3,683)
Earnings (loss) per common share
Basic	10	$0.04	$(0.02)	$(0.01)	$(0.03)
Diluted	10	$0.04	$(0.02)	$(0.01)	$(0.03)
Weighted average shares outstanding
Basic	10	159,503,990	121,097,717	157,598,211	119,355,855
Diluted	10	163,525,186	121,097,717	157,598,211	119,355,855

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Net earnings (loss) for the period	$6,105	$(2,578)	$(1,328)	$(3,683)

Other comprehensive income

Unrealized gain on fair value of available for sale investments (Note 13(a))	221	-	221	-

Other comprehensive income	221	-	221	-

Total comprehensive income (loss) for the period	$6,326	$(2,578)	$(1,107)	$(3,683)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015
Operating Activities
Net earnings (loss) for the period		$6,105	$(2,578)	$(1,328)	$(3,683)
Adjustments for:
Depletion, depreciation and amortization		20,045	17,623	40,112	35,042
Share-based payments		1,092	1,544	2,239	3,153
Income tax expense (recovery)	20	3,113	(1,871)	11,898	(34)
Finance costs	9	1,133	1,434	5,828	3,054
Other	23	(7,987)	296	(10,276)	(3,770)
Operating cash flows before movements in working capital and taxes		23,501	16,448	48,473	33,762
Net change in non-cash working capital items	23	(7,116)	6,551	(8,401)	(1,782)
Income taxes paid		(1,504)	(1,749)	(3,083)	(4,380)
Cash generated by operating activities		14,881	21,250	36,989	27,600

Investing Activities
Expenditures on mining interests		(10,747)	(11,902)	(18,537)	(23,268)
Acquisition of property, plant and equipment		(4,173)	(6,957)	(5,831)	(7,743)
Deposits (paid) applied for the acquisition of non-current assets		(148)	613	(204)	(646)
Purchase of marketable securities		(1,001)	-	(1,001)	-
Proceeds from disposal of marketable securities		-	-	48	-
Cash received on settlement of derivatives		-	396	-	396
Cash used in investing activities		(16,069)	(17,850)	(25,525)	(31,261)

Financing Activities
Proceeds from private placement, net of share issue costs		42,716	22,968	42,716	22,968
Proceeds from exercise of stock options		6,973	-	8,587	-
Proceeds from term loan, net of issuance cost	17 (a)	-	-	33,709	-
Proceeds from revolving credit facility, net of issuance cost	17(b)	-	-	16,161	-
Repayment of prepayment facilities	19	-	(6,264)	(31,604)	(11,953)
Repayment of Silver Crest credit facility	17 (b)	-	-	(15,000)	-
Repayment of lease obligations		(2,599)	(3,184)	(5,107)	(6,725)
Finance costs paid		(835)	(988)	(5,285)	(2,120)
Cash provided by financing activities		46,255	12,532	44,177	2,170

Effect of exchange rate on cash and cash equivalents held in foreign currencies		1,404	(574)	1,545	(1,112)
Increase (decrease) in cash and cash equivalents		45,067	15,932	55,641	(1,491)
Cash and cash equivalents, beginning of period		61,733	22,384	51,018	40,345
Cash and cash equivalents, end of period		$108,204	$37,742	$108,204	$37,742

Cash		$69,701	$20,855	$69,701	$20,855
Short-term investments		38,503	16,887	38,503	16,887
Cash and cash equivalents, end of period		$108,204	$37,742	$108,204	$37,742
Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2016 AND DECEMBER 31, 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2016	December 31, 2015
Assets

Current assets
Cash and cash equivalents		$108,204	$51,018
Trade and other receivables	11	23,768	24,491
Income taxes receivable		1,751	-
Inventories	12	21,602	22,204
Other financial assets	13	12,973	5,701
Prepaid expenses and other		1,324	1,371
Total current assets		169,622	104,785

Non-current assets
Mining interests	14	382,384	387,337
Property, plant and equipment	15	243,376	259,741
Deposits on non-current assets		3,576	3,484
Deferred tax assets	20	41,412	34,353
Total assets		$840,370	$789,700

Liabilities and Equity

Current liabilities
Trade and other payables	16	$27,258	$41,899
Unearned revenue		1,993	2,231
Current portion of debt facilities	17	12,520	15,000
Current portion of lease obligations	18	8,739	9,594
Current portion of prepayment facilities	19	-	19,859
Income taxes payable		-	618
Total current liabilities		50,510	89,201

Non-current liabilities
Debt facilities	17	37,686	-
Lease obligations	18	4,454	7,357
Decommissioning liabilities		14,625	15,592
Other liabilities		1,266	1,334
Prepayment facilities	19	-	11,383
Deferred tax liabilities	20	133,801	120,114
Total liabilities		242,342	244,981

Equity
Share capital	21	610,405	557,477
Equity reserves		60,768	59,061
Accumulated deficit		(73,145)	(71,819)
Total equity		598,028	544,719
Total liabilities and equity		$840,370	$789,700
Commitments (Note 14(d),Note 22(c)); Subsequent events (Note 24))

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2016 and 2015
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained
				Available	Foreign		earnings
			Share-based	for sale	currency	Total equity	(Accumulated
	Shares	Amount	payments(a)	revaluation(b)	translation(c)	reserves	deficit)	Total equity
Balance at December 31, 2014	117,594,640	$430,588	$53,648	$-	$(308)	$53,340	$36,605	$520,533
Net loss and total comprehensive loss	-	-	-	-	-	-	(3,683)	(3,683)
Share -based payments	-	-	3,153	-	-	3,153	-	3,153
Shares issued for private placement (Note 21(a))	4,620,000	22,968	-	-	-	-	-	22,968
Balance at June 30, 2015	122,214,640	$453,556	$56,801	$-	$(308)	$56,493	$32,922	$542,971

Balance at December 31, 2015	155,588,238	$557,477	$59,369	$-	$(308)	$59,061	$(71,819)	$544,719
Net loss	-	-	-	-	-	-	(1,328)	(1,328)
Other comprehensive income	-	-	-	221	-	221	-	221
Total comprehensive loss	-	-	-	221	-	221	(1,328)	(1,107)
Share -based payments, net of tax	-	-	2,858	-	-	2,858	-	2,858
Shares issued for:
Private placement (Note 21(a))	5,250,900	42,716	-	-	-	-	-	42,716
Exercise of stock options (Note 21(b))	1,610,176	9,959	(1,372)	-	-	(1,372)	-	8,587
Settlement of liabilities	75,284	253	-	-	-	-	-	253
Balance at June 30, 2016	162,524,598	$610,405	$60,855	$221	$(308)	$60,768	$(73,145)	$598,028

(a)

Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company, plus related tax benefits of $0.6 million (2015 - $nil).

(b)	The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

(c)

Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2015, with the exception of the adoption of the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 22(a)) and marketable securities (Note 13(a)). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements of First Majestic for the three and six months ended June 30, 2016 and 2015 were approved and authorized for issue by the Board of Directors on August 9, 2016.

3. SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ESTIMATES AND JUDGMENTS (continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016, the Company applied the critical judgements and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2015.

4. SEGMENTED INFORMATION

For the three and six months ended June 30, 2016, the Company had eight reporting segments (June 30, 2015 – seven), including six operating segments located in Mexico, one retail market segment in Canada and one metal marketing segment in Europe. “Others” consists primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 17), prepayment facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments.

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

  engages in business activities from which it may earn revenues and incur expenses;
  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
  for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Three Months Ended June 30, 2016					At June 30, 2016
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
Santa Elena (2)	$23,585	$10,508	$4,006	$9,071	$2,945	$115,622	$20,998
La Encantada	9,817	7,507	4,671	(2,361)	1,089	96,037	27,896
La Parrilla	11,147	6,392	4,756	(1)	1,286	175,242	50,901
Del Toro	8,138	5,272	3,429	(563)	1,373	160,134	24,050
San Martin	7,912	4,801	1,725	1,386	1,086	86,106	27,110
La Guitarra	5,546	3,697	1,213	636	1,067	60,051	9,149
Canada
Coins and Bullion Sales	379	375	-	4	-	306	2
Europe
Silver Sales	7	7	-	-	-	5,541	263
Others	(459)	(2,307)	79	1,769	1,094	141,331	81,973
Consolidated	$66,072	$36,252	$19,879	$9,941	$9,940	$840,370	$242,342

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

	Six Months Ended June 30, 2016					At June 30, 2016
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
Santa Elena (2)	$47,222	$22,227	$7,826	$17,169	$7,108	$115,622	$20,998
La Encantada	21,909	14,543	9,303	(1,937)	1,708	96,037	27,896
La Parrilla	22,038	11,826	9,504	708	2,766	175,242	50,901
Del Toro	14,286	9,564	7,088	(2,366)	2,271	160,134	24,050
San Martin	16,704	9,248	3,230	4,226	2,062	86,106	27,110
La Guitarra	9,853	6,237	2,645	971	2,244	60,051	9,149
Canada
Coins and Bullion Sales	543	539	-	4	-	306	2
Europe
Silver Sales	14,089	14,083	-	6	-	5,541	263
Others	(14,063)	(14,753)	161	529	1,317	141,331	81,973
Consolidated	$132,581	$73,514	$39,757	$19,310	$19,476	$840,370	$242,342

	Three Months Ended June 30, 2015					At December 31, 2015
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
Santa Elena(2)	$-	$-	$-	$-	$-	$136,713	$20,773
La Encantada	9,871	8,686	5,997	(4,812)	4,208	101,092	38,857
La Parrilla	12,502	8,877	4,244	(619)	4,026	179,108	29,506
Del Toro	14,251	7,623	3,406	3,222	3,825	165,587	27,164
San Martin	12,413	5,794	1,980	4,639	2,751	86,291	28,226
La Guitarra	4,436	2,361	1,702	373	2,106	56,351	11,920
Canada
Coins and Bullion Sales	76	108	-	(32)	-	282	1
Europe
Silver Sales	25,267	25,258	-	9	-	7,413	2,394
Others	(24,626)	(25,393)	106	661	449	56,863	86,140
Consolidated	$54,190	$33,314	$17,435	$3,441	$17,365	$789,700	$244,981

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

	Six Months Ended June 30, 2015					At December 31, 2015
			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales(1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
Santa Elena(2)	$-	$-	$-	$-	$-	$136,713	$20,773
La Encantada	19,751	16,639	11,617	(8,505)	7,964	101,092	38,857
La Parrilla	24,881	17,099	8,770	(988)	8,349	179,108	29,506
Del Toro	32,320	15,990	6,547	9,783	7,120	165,587	27,164
San Martin	23,844	10,951	4,169	8,724	4,928	86,291	28,226
La Guitarra	7,842	4,870	3,360	(388)	3,739	56,351	11,920
Canada
Coins and Bullion Sales	167	231	-	(64)	-	282	1
Europe
Silver Sales	48,540	48,523	-	17	-	7,413	2,394
Others	(48,586)	(48,653)	209	(142)	1,024	56,863	86,140
Consolidated	$108,759	$65,650	$34,672	$8,437	$33,124	$789,700	$244,981

(1)	Cost of sales excludes depletion, depreciation and amortization.
(2)	Santa Elena was acquired on October 1, 2015.

During the six months ended June 30, 2016, the Company had four (June 30, 2015 – four) major customers that account for 100% of its doré and concentrate sales revenue. The Company had three customers that accounted for 40%, 33%, and 27% of total revenue in 2016, and three customers that accounted for 57%, 18% and 17% of total revenue in the six months ended June 30, 2015.

5. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Gross revenue from payable metals:
Silver	$46,446	$44,544	$92,649	$89,469
Gold	17,134	3,812	33,736	7,004
Lead	6,100	9,415	13,002	19,147
Zinc	2,771	3,446	6,053	8,408
Gross revenue	$72,451	$61,217	$145,440	$124,028
Less: smelting and refining costs	(6,379)	(7,027)	(12,859)	(15,269)
Revenues	$66,072	$54,190	$132,581	$108,759
Silver as % of gross revenue	64%	73%	64%	72%

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES (continued)

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation commencing in April 2014.

During the three and six months ended June 30, 2016, the Company delivered 2,556 and 5,829 ounces of gold to Sandstorm, respectively, under the purchase agreement at an average price of $359 per ounce, compared to the average market price of $1,259 and $1,221 per ounce during the three and six months period ended June 30, 2016. As at June 30, 2016, the Santa Elena mine has delivered 38,558 cumulative ounces of gold to Sandstorm.

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Production costs	$35,901	$31,008	$69,625	$60,632
Inventory changes	(1,234)	333	216	1,044
Cost of goods sold	$34,667	$31,341	$69,841	$61,676
Transportation and other selling costs	1,112	1,241	2,318	2,717
Workers participation costs	333	338	464	342
Environmental duties and royalties	342	308	661	638
Other costs	(202)	86	230	277
	$36,252	$33,314	$73,514	$65,650

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Corporate administration	$1,184	$931	$2,058	$1,894
Salaries and benefits	2,033	2,191	4,058	4,293
Audit, legal and professional fees	823	644	1,311	1,420
Filing and listing fees	89	83	220	212
Directors fees and expenses	176	192	344	379
Depreciation	166	188	355	370
	$4,471	$4,229	$8,346	$8,568

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Gain (loss) from investment in marketable securities (Note 13(a))	$4,578	$(120)	$5,595	$8
(Loss) gain from fair value adjustment of prepayment facilities (Note 19)	-	(245)	(1,255)	223
Interest income and other	327	187	521	189
Equity loss on investment in associates	-	(296)	-	(369)
(Loss) gain from investment in derivatives	-	(871)	-	396
	$4,905	$(1,345)	$4,861	$447

9. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s prepayment facilities, debt facilities and finance leases. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Debt facilities (Note 17)	$639	$-	$993	$-
Finance leases (Note 18)	226	372	492	787
Prepayment facilities (Note 19) Loss on early settlement of prepayment	-	816	261	1,729
facilities (Note 19)	-	-	3,506	-
Silver sales and other	54	54	145	149
Accretion of decommissioning liabilities	214	192	431	389
	$1,133	$1,434	$5,828	$3,054

10. EARNINGS OR LOSS PER SHARE

Basic net earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings per share for the periods ended June 30, 2016 and 2015 are based on the following:
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net earnings (loss) for the period	$6,105	$(2,578)	$(1,328)	$(3,683)

Weighted average number of shares on issue-basic	159,503,990	121,097,717	157,598,211	119,355,855
Adjustment for stock options	4,021,196	-	-	-
Weighted average number of shares on issue-diluted(1)	163,525,186	121,097,717	157,598,211	119,355,855

Earnings (loss) per share-basic	$0.04	$(0.02)	$(0.01)	$(0.03)
Earnings (loss) per share-diluted	$0.04	$(0.02)	$(0.01)	$(0.03)

(1)	Diluted weighted average number of shares excludes 2,873,020 and 5,211,164 (2015 – 8,458,013) options that were anti-dilutive for the three and six months ended June 30, 2016.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2016	December 31, 2015
Trade receivables	$5,203	$3,249
Value added taxes and other taxes receivable	16,929	19,674
Other	1,636	1,568
	$23,768	$24,491

At June 30, 2016, value added taxes (“VAT”) receivable included $8.9 million (2015 - $11.1 million) of monthly VAT filings of Nusantara, a subsidiary of the recently acquired SilverCrest Mines Inc. (“SilverCrest”), that were delayed due to a prior audit from the Mexican tax authorities. During the six months ended June 30, 2016, the Company collected $4.5 million of the outstanding balance of value added taxes related to the audit of Nusantara. The Company is now proceeding to file the remaining VAT claims for the period from September 2015 to June 2016. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as non-current.

At June 30, 2016, other receivables include a total amount of $1.2 million (2015 - $1.1 million) receivable from First Mining Finance Corp. (“First Mining”), a related party, which is repayable on demand and bears an interest rate of 9% per annum. In July 2016, the Company entered into a settlement agreement with First Mining to settle $0.5 million of the balance in common shares of First Mining at a deemed price of CAD$0.80 per share, and the remaining balance in twelve equal monthly cash payments.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	June 30, 2016	December 31, 2015
Finished goods - doré and concentrates	$2,582	$3,194
Work-in-process	1,495	1,282
Stockpile	274	93
Silver coins and bullion	230	212
Materials and supplies	17,021	17,423
	$21,602	$22,204

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2016, mineral inventories, which consist of stockpile, work-in-process and finished goods, include a $0.1 million (December 31, 2015 - $0.8 million) write-down which was recognized in cost of sales during the period.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

13. OTHER FINANCIAL ASSETS

As at June 30, 2016, other financial assets consist of the Company’s investment in marketable securities and foreign exchange derivatives.

(a) Marketable Securities – Fair Value Through Profit and Loss

These marketable securities are classified as financial assets, with changes in fair value recorded through profit or loss.
	June 30, 2016	December 31, 2015
Fair Value through Profit and Loss
First Mining Finance Corp. (TSX.V: FF)	$8,476	$3,564
Sprott Physical Silver Trust (NYSE: PSLV)	2,901	2,108
Silver Crest Metals Inc. (TSX.V: SIL)	-	29
	$11,377	$5,701
Available for sale marketable securities	$1,222	$-
Total marketable securities	$12,599	$5,701

During the three and six months ended June 30, 2016, the Company recognized an unrealized gain of $4.6 million (2015 – loss of $0.1 million) and $5.6 million (2015 - $nil million), respectively, related to fair value adjustments to its FVTPL marketable securities. During the three and six months ended June 30, 2016, the Company recognized a $0.2 million unrealized gain (2015 - $nil) on marketable securities through other comprehensive income.

(b)   Foreign Exchange Derivatives

As at June 30, 2016, the Company carried foreign exchange forward contracts, with expiries from July to September 2016, to hedge its exposure on the Mexican peso. These forward contracts have a fair value of $0.4 million as at June 30, 2016 (December 31, 2015 – liability of $0.3 million) based on market quoted price.

14. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2016	December 31, 2015
Producing properties	$301,048	$309,295
Exploration properties (non-depletable)	81,336	78,042
	$382,384	$387,337

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2014	$-	$72,491	$125,559	$61,913	$67,327	$66,259	$393,549
Acquired from Silver Crest	15,519	-	-	-	-	-	15,519
Additions	2,240	5,002	9,115	8,427	5,115	6,340	36,239
Change in decommissioning liabilities	(105)	(195)	(406)	(3)	(34)	(119)	(862)
Transfer from exploration properties	-	4,177	7,656	17,606	7,588	17,397	54,424
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	4,578	859	1,740	1,063	1,287	1,317	10,844
At June 30, 2016	$22,232	$82,334	$143,664	$89,006	$81,283	$91,194	$509,713

Accumulated depletion and impairment
At December 31, 2014	$-	$(14,549)	$(24,816)	$(12,402)	$(30,687)	$(34,696)	$(117,150)
Depletion and amortization	(544)	(15,019)	(7,287)	(5,898)	(2,953)	(5,509)	(37,210)
Impairment	-	(12,543)	(5,803)	(2,212)	-	(14,656)	(35,214)
At December 31, 2015	$(544)	$(42,111)	$(37,906)	$(20,512)	$(33,640)	$(54,861)	$(189,574)
Depletion and amortization	(1,207)	(5,151)	(5,563)	(3,343)	(1,795)	(2,032)	(19,091)
At June 30, 2016	$(1,751)	$(47,262)	$(43,469)	$(23,855)	$(35,435)	$(56,893)	$(208,665)

Carrying values
At December 31, 2015	$17,110	$39,364	$104,018	$67,431	$46,356	$35,016	$309,295
At June 30, 2016	$20,481	$35,072	$100,195	$65,151	$45,848	$34,301	$301,048

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2014	$-	$8,345	$15,261	$35,310	$15,175	$34,794	$37,379	$146,264
Acquired from Silver Crest	-	-	-	-	-	-	432	432
Exploration and evaluation expenditures	-	1,879	1,188	2,046	461	380	1,308	7,262
Change in decommissioning liabilities	-	-	-	-	-	-	(266)	(266)
Impairment	-	(1,456)	(463)	(635)	-	(5,233)	(13,439)	(21,226)
Transfer to producing properties	-	(4,177)	(7,656)	(17,606)	(7,588)	(17,397)	-	(54,424)
At December 31, 2015	$-	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	138	304	504	554	627	317	850	3,294
At June 30, 2016	$138	$4,895	$8,834	$19,669	$8,675	$12,861	$26,264	$81,336

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at June 30, 2016, the Santa Elena mine has delivered 38,559 cumulative ounces of gold to Sandstorm.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine has a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine within the La Parrilla mining complex, with a maximum cumulative payable of $2.5 million. During the three and six months ended June 30, 2016, the Company paid royalties of $0.1 (2015 - $0.1 million) and $0.1 million (2015 - $0.2 million), respectively. As at June 30, 2016, the NSR agreement has been fulfilled as total royalties paid to date for the Quebradillas NSR have reached $2.5 million (December 31, 2015 - $2.4 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(c)	Del Toro Silver Mine, Zacatecas State

In 2013, the Company entered into several option agreements to acquire six mineral properties adjacent to the Del Toro Silver Mine, consisting of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $2.9 million has been paid, and $0.2 million is due in each of October 2016 and 2017.

(d)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at June 30, 2016, the Company has paid $3.9 million, consisting of $0.2 million in cash and $3.7 million in common shares. The remaining balance of $1.5 million will be settled in three equal annual payments in October based on the Company’s volume weighted average market price at the time of the payments.

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment are used in the Company’s six operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and	Machinery and	Assets under
	Buildings(1)	Equipment(2)	Construction	Other	Total
Cost
At December 31, 2014	$120,635	$238,317	$21,206	$11,636	$391,794
Acquired from Silver Crest	703	64,116	-	-	64,819
Additions	415	4,412	13,499	415	18,741
Transfers and disposals	6,531	9,203	(16,820)	331	(755)
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	54	2,608	2,332	344	5,338
Transfers and disposals	1,600	4,400	(6,917)	58	(859)
At June 30, 2016	$129,938	$323,056	$13,300	$12,784	$479,078

Accumulated depreciation, amortization and impairment
At December 31, 2014	$(29,574)	$(88,632)	$-	$(6,550)	$(124,756)
Depreciation and amortization	(4,976)	(29,791)	-	(1,533)	(36,300)
Transfers and disposals	(423)	(1,356)	-	(42)	(1,821)
Impairment	(25,536)	(26,395)	-	(50)	(51,981)
At December 31, 2015	$(60,509)	$(146,174)	$-	$(8,175)	$(214,858)
Depreciation and amortization	(2,395)	(18,095)	-	(591)	(21,081)
Transfers and disposals	-	235	-	2	237
At June 30, 2016	$(62,904)	$(164,034)	$-	$(8,764)	$(235,702)

Carrying values
At December 31, 2015	$67,775	$169,874	$17,885	$4,207	$259,741
At June 30, 2016	$67,034	$159,022	$13,300	$4,020	$243,376

(1)	Included in land and buildings is $5.9 million (December 31, 2015 - $8.2 million) of land which is not subject to depreciation.
(2)	Included in property, plant and equipment is $23.7 million (December 31, 2015 - $25.5 million) of equipment under finance lease (Note 18).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2014	$-	$100,359	$92,872	$113,329	$44,485	$20,732	$20,017	$391,794
Acquired from Silver Crest	64,819	-	-	-	-	-	-	64,819
Additions	763	6,903	3,738	2,197	3,482	1,055	603	18,741
Transfers and disposals	-	1,815	(325)	(433)	(2,362)	542	8	(755)
At December 31 ,2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	2,392	545	522	654	148	610	467	5,338
Transfers and disposals	18	1,150	(5,328)	1,974	(289)	320	1,296	(859)
At June 30, 2016	$67,992	$110,772	$91,479	$117,721	$45,464	$23,259	$22,391	$479,078

Accumulated depreciation and amortization and impairment
At December 31 ,2014	$-	$(36,939)	$(28,542)	$(24,684)	$(18,390)	$(12,056)	$(4,145)	$(124,756)
Depreciation and amortization	(2,935)	(11,546)	(8,809)	(5,456)	(5,003)	(1,205)	(1,346)	(36,300)
Transfers and disposals	-	(283)	(619)	(776)	280	(412)	(11)	(1,821)
Impairment	-	(14,545)	(3,687)	(24,580)	-	(2,549)	(6,620)	(51,981)
At December 31, 2015	$(2,935)	$(63,313)	$(41,657)	$(55,496)	$(23,113)	$(16,222)	$(12,122)	$(214,858)
Depreciation and amortization	(6,619)	(4,153)	(3,962)	(3,744)	(1,435)	(613)	(555)	(21,081)
Transfers and disposals	(2)	124	1,683	(1,019)	153	(214)	(488)	237
At June 30, 2016	$(9,556)	$(67,342)	$(43,936)	$(60,259)	$(24,395)	$(17,049)	$(13,165)	$(235,702)

Carrying values
At December 31, 2015	$62,647	$45,764	$54,628	$59,597	$22,492	$6,107	$8,506	$259,741
At June 30, 2016	$58,436	$43,430	$47,543	$57,462	$21,069	$6,210	$9,226	$243,376

16. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2016	December 31, 2015
Trade payables	$17,087	$28,291
Accrued liabilities	10,171	13,608
	$27,258	$41,899

17. DEBT FACILITIES

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility (the “Debt Facilities”) consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. The debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. DEBT FACILITIES (continued)

The Debt Facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The Debt Facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into capital leases up to $30.0 million.

Details of the Debt Facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the first instalment due in August 2016. It bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the three and six months ended June 30, 2016, the Company incurred $0.3 million (2015 - $nil) and $0.5 million in interest (2015 - $nil), respectively, related to the term loan at an effective interest rate of 6.3%. Proceeds from the term loan were primarily used to settle the prepayment facilities (Note 19).

(b)	Revolving credit facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace the prior SilverCrest’s $15.0 million credit facility that was due to expire in June 2016. As at June 30, 2016, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the three and six months ended June 30, 2016, the Company incurred $0.2 million (2015 - $nil) and $0.3 million in interest (2015 - $nil), respectively, related to the revolving credit facility.

18. LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 6.9% . Assets under finance leases are pledged as security against lease obligations. The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	June 30, 2016	December 31, 2015
Less than one year	$9,359	$10,441
More than one year but not more than five years	4,664	7,700
Gross payments	14,023	18,141
Less: future finance charges	(830)	(1,190)
Present value of minimum lease payments	$13,193	$16,951
Statement of Financial Position Presentation
Current portion of lease obligations	$8,739	$9,594
Non-current portion of lease obligations	4,454	7,357
Present value of minimum lease payments	$13,193	$16,951

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. PREPAYMENT FACILITIES

In February 2016, the Company settled its prepayment facilities with Bank of America Merrill Lynch (“BAML”) for $31.6 million. As a result of the early settlement, the Company incurred $3.5 million in accelerated interest and option payments.

During the six months ended June 30, 2016, prior to the early settlement, the Company recorded an unrealized loss of $1.3 million (2015 - gain of $0.5 million) on the prepayment facilities and $0.3 million (2015 – $0.9 million) in interest expense.

20. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net earnings (loss) before tax	$9,218	$(4,449)	$10,570	$(3,717)
Combined statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense computed at statutory tax rate	$2,397	$(1,157)	$2,748	$(966)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(334)	(501)	(478)	(745)
Impact of foreign exchange on deferred income tax assets and liabilities	(3,582)	(2,153)	(8,606)	940
Forfeited loss carryforwards due to deconsolidation tax liability credit (2)	-	-	16,949	-
Change in unrecognized deferred income tax asset(1)	4,475	(11)	(5,416)	(436)
7.5% mining royalty in Mexico	(510)	956	2,704	(45)
Other non-deductible expenses	534	1,034	716	1,230
Impact of inflationary adjustments	(591)	542	1,797	649
Other	724	(581)	1,484	(661)
Income tax expense (recovery)	$3,113	$(1,871)	$11,898	$(34)

Current income tax expense	$924	$1,269	$1,872	$1,412
Deferred income tax expense (recovery)	2,189	(3,140)	10,026	(1,446)
Income tax expense (recovery)	$3,113	$(1,871)	$11,898	$(34)

(1)

In November 2015, the Mexican Tax Authorities enacted a new 2016 Mexican Tax Reform which introduced a provision that enables companies to settle a portion of its tax deconsolidation liability against past loss carryforwards that were reinstated by virtue of the Mexican Tax Reform of 2013. To claim this credit, the Company applied its past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%.

(2)

In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

In April 2015, the Company closed a private placement by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at June 30, 2016:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD $/Share)	(Years)	Options	(CAD $/Share)	(Years)
2.01-5.00	2,981,580	4.78	4.51	-	-	-
5.01-10.00	3,554,747	6.55	3.12	1,663,365	6.67	2.69
10.01-15.00	2,090,930	10.76	2.60	1,533,328	10.72	2.56
15.01-20.00	1,335,900	16.60	0.70	1,265,900	16.63	0.46
20.01-25.40	1,546,216	21.66	1.46	1,546,216	21.66	1.46
	11,509,373	10.05	2.88	6,008,809	13.66	1.87

The movements in stock options issued during the six months ended June 30, 2016 and the year ended December 31, 2015 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2016		December 31, 2015
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(CAD $/Share)	Options	(CAD $/Share)
Balance, beginning of the period	10,416,254	11.05	6,084,458	15.24
Granted	3,076,002	5.18	5,346,702	6.35
Exercised	(1,610,176)	6.89	-	-
Cancelled or expired	(372,707)	11.28	(1,014,906)	11.43
Balance, end of the period	11,509,373	10.05	10,416,254	11.05

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SHARE CAPITAL (continued)

(b)	Stock options (continued)

During the six months ended June 30, 2016, the aggregate fair value of stock options granted was CAD$5.4 million (2015 - CAD$6.5 million), or a weighted average fair value of CAD$1.75 per stock option granted (2015 - CAD$1.21).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2016	December 31, 2015
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	0.59	0.80
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.38	2.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	46.20	45.07
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.00	0.00

The weighted average closing share price at date of exercise for the six months ended June 30, 2016 was CAD$13.48. No options were exercised in the six months ended June 30, 2015.
22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Cash equivalents (short-term investments)	Assumed to approximate carrying value
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal
Exchange (Level 2)
Marketable securities	Based on quoted market prices for identical assets in an active
Silver futures derivatives	market (Level 1) as at the date of statements of financial position
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Finance leases	Assumed to approximate carrying value
Debt facilities

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2016			December 31, 2015
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$4,218	$-	$4,218	$2,233	$-	$2,233
Marketable securities	12,599	12,599	-	5,701	5,701	-
Foreign exchange derivatives	374	374	-	-	-	-
Financial liabilities
Prepayment facilities	-	-	-	31,242	(1,750)	32,992

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2016 and year ended December 31, 2015.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, prepayment facilities, lease obligations, net of cash and cash equivalents as follows:

	June 30, 2016	December 31, 2015
Equity	$598,028	$544,719
Debt facilities	50,206	15,000
Lease obligations	13,193	16,951
Less: cash and cash equivalents	(108,204)	(51,018)
Prepayment facilities	-	31,242
	$553,223	$556,894

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 17). As at June 30, 2016 and December 31, 2015, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities and commitments based on the undiscounted contractual cash flows:

	Carrying Amount
	as at	Contractual	Less than	1 to 3	4 to 5	After 5
	June 30, 2016	Cash Flows	1 year	years	years	years
Trade and other payables	$27,258	$27,258	$27,258	$-	$-	$-
Debt facilities	50,206	55,281	14,648	40,633	-	-
Finance lease obligations	13,193	14,023	9,359	4,604	60	-
	$90,657	$96,562	$51,265	$45,237	$60	$-

At June 30, 2016, the Company had working capital of $119.1 million (December 31, 2015 – $15.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

						June 30, 2016
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$51,060	$1,241	$8,476	$(942)	$-	$59,835	$5,984
Mexican peso	1,388	17,324	-	(12,835)	18,000	23,877	2,388
	$52,448	$18,565	$8,476	$(13,777)	$18,000	$83,712	$8,372

						December 31, 2015
	Cash and	Trade and	Other	Trade and	Foreign	Net assets	Effect of +/- 10%
	cash	other	financial	other	exchange	(liabilities)	change in
	equivalents	receivables	assets	payables	derivative	exposure	currency
Canadian dollar	$1,980	$1,297	$-	$(1,027)	$-	$2,250	$225
Mexican peso	1,894	20,643	-	(18,258)	3,675	7,954	795
	$3,874	$21,940	$-	$(19,285)	$3,675	$10,204	$1,020

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

22. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

					June 30, 2016
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$551	$97	$194	$53	$895
Metals in doré and concentrates inventory	180	80	45	16	321
	$731	$177	$239	$69	$1,216

				December 31, 2015
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2016, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company’s finance leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at June 30, 2016, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
(Gain) loss from silver derivatives and marketable securities	13	$(4,578)	$991	$(5,595)	$(404)
(Gain) loss on fair value adjustment on prepayment facilities	19	-	(94)	586	(1,312)
Equity loss on investment in associates		-	296	-	369
Unrealized foreign exchange gain and other		(3,409)	(897)	(5,267)	(2,423)
		$(7,987)	$296	$(10,276)	$(3,770)
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables		$733	$1,348	$724	$(617)
(Increase) decrease in inventories		(1,485)	546	554	1,504
Decrease (increase) in prepaid expenses and other		470	286	46	(461)
(Decrease) increase in income taxes payable		(1,321)	2,974	(2,198)	3,561
(Decrease) increase in trade and other payables		(5,513)	1,397	(7,527)	(5,769)
		$(7,116)	$6,551	$(8,401)	$(1,782)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Non-cash investing and financing activities:
Assets acquired by finance lease	$(384)	$(633)	$(1,349)	$(1,590)
Settlement of other liabilities with common shares	-	-	(253)
	$(384)	$(633)	$(1,602)	$(1,590)

24. SUBSEQUENT EVENTS

The following significant events occurred subsequent to June 30, 2016:

a)	1,461,407 stock options were exercised for proceeds of $10.7 million (CAD$14.0 million); and

b)	57,500 stock options with a five year expiry and an average exercise price of CAD$18.10 were granted.

Pursuant to the above subsequent events, the Company has 163,986,005 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
First Majestic Silver Corp. 2016 Second Quarter Report	Page 25